Exhibit 99.1

 Exploring the Therapeutic Potential of Mebufotenin (GH001) Across Depressive Disorders  ACNP 2026 Mini Panel  Chair  Michael E. Thase, MD  Presenters   Lisa Harding, MD  Kristina M. Deligiannidis, MD  Roger S. McIntyre, MD, FRCPC

 Chair  Michael E. Thase, MD  Department of Psychiatry, University of Pennsylvania, and Corporal Michael J. Crescenz Veterans Affairs Medical Center  Philadelphia, PA, USA   GH001 Provides Rapid and Significant Antidepressant Effects in Patients with Treatment-Resistant Depression: Efficacy and Safety Results from a Phase 2b, Double-Blind, Randomized Controlled Trial with a 6-Month Open-Label Extension  Lisa Harding, MD  Mood Institute and Yale School of Medicine  Milton, CT, USA   Rapid Improvement in Anhedonia Following GH001 Treatment in Patients with Treatment-Resistant Depression, Postpartum Depression, and Bipolar II Disorder and a Current Major Depressive Episode  Roger S. McIntyre, MD, FRCPC  Department of Psychiatry, University of Toronto  Toronto, ON, Canada  GH001 Is Associated with Improved Self-Reported Maternal Functioning in Patients with Postpartum Depression and Rapid Elimination from Breastmilk  Kristina M. Deligiannidis, MD  Feinstein Institutes for Medical Research  Northwell Health  Manhasset, NY, USA

 Author  Disclosures  Michael E. Thase  Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse’s employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies  Lisa Harding  Advisory board – AbbVie, GH Research, Johnson & Johnson, and Otsuka. Consultant – GH Research and Johnson & Johnson  Kristina M. Deligiannidis  Consultant − Biogen, Brii Biosciences, Gerbera Therapeutics, GH Research, Lipocine, Neurocentria, Reunion Neuroscience, and Sage. Principal investigator for contracted research − DuKang Pharmaceuticals, Sage, and Woebot Health  Roger S. McIntyre  Consultant/speaker − AbbVie, Alkermes, Atai Life Sciences, Axsome, Bausch Health, Biogen, Boehringer Ingelheim, Bristol Myers Squibb, Eisai, Intra-Cellular Therapies, Janssen, Kris, Lundbeck, Mitsubishi Tanabe, Neumora Therapeutics, NeuraWell, Neurocrine, NewBridge Pharmaceuticals, Novo Nordisk, Otsuka, Pfizer, Purdue, Sage, Sanofi, Sunovion, Takeda, and Viatris. Research grant support − Canadian Institutes of Health Research, Global Alliance for Chronic Diseases, National Natural Science Foundation of China, and the Milken Institute  Disclosures

 Psychoactive Molecules as Rapid-Acting Treatment for Depression  Pharmacotherapy is the first-line treatment recommendation for people with moderate to severe MDD1,2; however, there is an unmet need for rapid and effective pharmacological treatments  Less than half of patients with MDD treated in clinical trials with traditional antidepressant medications (SSRIs, SNRIs, or TCAs) achieve remission,3,4 and the proportion of patients achieving remission in clinical practice may be even smaller5   A growing body of evidence indicates that psychoactive molecules may provide rapid reduction in severity of symptoms in patients with psychiatric disorders including MDD, TRD, BDII depression, and PPD6-9  Psychoactive molecules including LSD, ayahuasca, psilocybin, MDMA, and mebufotenin have been assessed in clinical trials for those indications6-9  4  Abbreviations: BDII = Bipolar II disorder; LSD = Lysergic acid diethylamide; MDD = Major depressive disorder; MDMA = 3,4-methylenedioxymethamphetamine; PPD = Postpartum depression; SNRI = Serotonin-norepinephrine reuptake inhibitor; SSRI = Selective serotonin reuptake inhibitor; TCA = Tricyclic antidepressant; TRD = Treatment-resistant depression.   1. APA Clinical practice guideline for the treatment of depression across three age cohorts. 2019. Available at: https://www.apa.org/depression-guideline. Accessed Oct. 23, 2025. 2. Lam RW, et al. Can J Psychiatry. 2024;69(9):641-687. 3. Thase ME, et al. J Clin Psychiatry. 2005;66(8):974-981. 4. Machado M, et al. Curr Med Res Opin. 2006;22(9):1825-1837. 5. Moller HJ, et al. World J Biol Psychiatry. 2008;9(2):102-114. 6. Yao Y, et al. Psychiatry Res. 2024;335:115886. 7. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414. 8. Aaronson ST, et al. JAMA Psychiatry. 2024;81(6):555-562. 9. Jairaj C and Rucker JJ. J Psychopharmacol. 2022;36(8):920-931.

 GH001 Overview  Abbreviations: 5-HT = Serotonin; 5-MeO-DMT = 5‐methoxy‐N,N‐dimethyltryptamine; BDII = Bipolar II disorder; MDE = Major depressive episode; PPD = Postpartum depression; TRD = Treatment-resistant depression.   1. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 2. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414. 3. Halberstadt AL, et al. Psychopharmacology (Berl). 2012;221(4):709-718. 4. Shen HW, et al. Curr Drug Metab. 2010;11(8):659-666. 5. Reckweg JT, et al. J Neurochem. 2022;162:128-146.  GH001  Synthetic form of mebufotenin   (5-MeO-DMT) for pulmonary inhalation  GH001 has been well tolerated in early-stage trials1,2 and shows potential to induce a rapid remission of depressive symptoms in patients with TRD2  Non-selective 5-HT agonist with high affinity for the 5-HT1A receptor3-5  Target indications: TRD, PPD, and BDII + MDE  Phase 2b trial complete in TRD; Phase 2a trials complete in PPD and BDII + MDE  Median duration of psychoactive effects: 11 min  5

Psychoactive Molecules Are Not Alike: Pharmacology and Phenomenology

LSD[1,2]

Non-selective serotonin and dopamine agonist



Experience of Unity
Spiritual Experience
Blissful State
Insightfulness
Disembodiment
Impaired Control and Cognition
Anxiety
Complex Imagery
Elementary Imagery
Audio-Visual Synesthesia
Changed Meaning of Percepts
100
90
80
70
60
50
40
30
20
10
0
LSD 200 µg p.o
LSD 100 µg p.o
LSD 75 µg i.v

DMT[3,4]

Mixed 5-HT_{1A}/5-HT_{2A} agonist



Experience of Unity
Spiritual Experience
Blissful State
Insightfulness
Disembodiment
Impaired Cognition
Anxiety
Complex Imagery
Elementary Imagery
Audio-Visual Synesthesia
Meaning
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
18 mg + 1.9 mg/min
14 mg + 1.5 mg/min
10 mg + 1.1 mg/min
6 mg + 0.6 mg/min
Placebo

Mebufotenin[5-8]

Non-selective serotonin agonist with high affinity for 5-HT_{1A}



Experience of Unity
Spiritual Experience
Blissful State
Insightfulness
Disembodiment
Impaired Control
Anxiety
Complex Imagery
Elementary Imagery
Audio-Visual Synesthesia
Changed Meaning of Perception
100
80
60
40
20
0

Oceanic boundlessness | **Visionary re-structuralization** | **Anxious ego-dissolution**

Abbreviations: 5-HT = 5-Hydroxytryptamine (serotonin); DMT = N,N-Dimethyltryptamine; i.v. = Intravenous; LSD = Lysergic acid diethylamide; p.o. = Oral administration.

1. Liechti ME, et al *Neuropsychopharmacology*. 2017;42:2114–2127 (Figure adapted from source). 2. Holze F, et al. *Biol Psychiatry Cogn Neurosci Neuroimaging*. 2024;9(5):472-489. 3. Luan LX, et al. *J Psychopharmacol*. 2024;38(1):56–67 (Figure adapted from source). 4. Nichols DE. *Pharmacol Rev*. 2016;68(2):264-355. 5.Uthaug MV, et al. *Psychopharmacology*. 2019;236:2653-2666 (Figure adapted from source). 6. Shen HW, et al. *Curr Drug Metab*. 2010;11(8):659-66. 7. Halberstadt AL, et al. *Psychopharmacology (Berl)*. 2012;221(4):709-718. 8. Ermakova AO, et al. *Sci Rep*. 2025;15(1):38874.

6

 7  GH001 Provides Rapid and Significant Antidepressant Effects in Patients with Treatment-Resistant Depression   Efficacy and Safety Results from a Phase 2b, Double-Blind, Randomized Controlled Trial with a 6-Month Open-Label Extension  Lisa Harding, MD  Mood Institute and Yale School of Medicine  Milton, CT, USA

 TRD remains one of the most pressing challenges in psychiatry and affects approximately 30% of patients treated for MDD1  Current therapies for TRD are limited,2 and there is a large unmet need for treatments that are well tolerated and offer rapid reductions in depressive symptoms and long-term remission  GH001, a synthetic form of mebufotenin for pulmonary inhalation, has been well tolerated in early-stage trials3,4 and shows potential to induce rapid remission of depressive symptoms in patients with TRD4  8  Background  Abbreviations: IDR = Individualized dosing regimen; MDD = Major depressive disorder; TRD = Treatment-resistant depression.   1. Kubitz N, et al. PLoS One. 2013;8(10):e76882. 2. McIntyre RS, et al. World Psychiatry 2023;22:394-412. 3. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 4. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.  This analysis presents efficacy and safety data for GH001 from a Phase 2b double-blind, placebo-controlled trial, in which patients with TRD received up to five re-treatments of GH001 as an IDR

Trial Schematic


GH001 IDR[a]
Double-Blind Part (Part 1)[b]
N=81
Randomization 1:1
Placebo IDR[a]
All patients directly transitioned from the double-blind part to the OLE
Open-Label Extension (OLE; Part 2)
For re-treatment (up to five GH001 IDRs[a]), the patient must have met one of the following criteria:
i. MADRS score >18
ii. MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since
iii. MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10
MADRS assessment
BL 2H
D2
Primary endpoint ΔMADRS
Day 1
Day 2
Day 8
During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6[c]
Additional clinic visits could be scheduled if required for medical reasons
Month 6

This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing

[a]A second or third dose was administered if the previous dose was well tolerated according to the trial physician's judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. [b]Efficacy assessments were carried out by independent blinded raters in the double-blind part. [c]Patients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.

Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.

ClinicalTrials.gov. https://clinicaltrials.gov/study/NCT05800860, Accessed October 28, 2025.

9

 10  Eligibility Criteria  aCurrent MDE confirmed by the Mini-International Neuropsychiatric Interview.   Abbreviations: DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; TRD = Treatment-resistant depression.

Baseline Characteristics and Patient Disposition

		N=81
Baseline Demographics		
Age, years, mean (SD)		42.8 (11.2)
Sex, female, n (%)		46 (56.8)
Race, White, n (%)		81 (100)
BMI, kg/m^2, mean (SD)		26.2 (5.5)
Previously used any psychedelic (lifetime), n (%)		9 (11.1)
Baseline Disease Characteristics		
HAM-D-17 total score, mean (SD)		24.8 (2.5)
MADRS total score, mean (SD)		28.6 (5.0)
MDE History at Baseline		
Number of MDEs	Mean (SD)	2.1 (1.3)
	≥3, n (%)	27 (33.3)
Time since first depressive episode, years, mean (SD)		11.7 (9.0)
Duration of current MDE, weeks, mean (SD)		57.1 (78.4)
Patient Disposition, n (%)		
Completed double-blind part		81 (100)
Received GH001 in double-blind part		40 (49.4)
Received placebo in double-blind part		41 (50.6)
Completed OLE		63 (77.8)
Reasons for Discontinuation During the OLE, n (%)		**18 (22.2)**
Withdrawal of consent		7 (38.9)
Started additional antidepressant[a]		6 (33.3)
Protocol deviation		2 (11.1)
Other		2 (11.1)
Adverse event		1 (5.6)

[a]GH001 was administered as a monotherapy and patients who started additional antidepressant treatment were discontinued from the trial.

Abbreviations: BMI = Body mass index; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; OLE = Open-label extension; SD = Standard deviation.

11

Primary Endpoint: GH001 Led to −15.5 Mean MADRS Reduction from Baseline on Day 8[a] Compared with Placebo in the Double-Blind Period



LS Mean (±SE) Change from Baseline in MADRS Total Score
0
−5
−10
−15
−20
−25
−1.4
−1.5
0.3
−17.8
−18.6
−15.2
GH001 (n=40)
Placebo (n=41)
LS mean difference[b] vs placebo: −15.5 (P<0.0001)
Effect size: Cohen's d = −2.0
BL
2H
Day 2
Day 8

[a]FDA Guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe.
[b]Adjusted for baseline severity of symptoms (MADRS total score).
Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hour; LS = Least squares; MADRS = Montgomery–Åsberg Depression Rating Scale; SE = Standard error.

12

 Response: ≥50% reduction from baseline in MADRS total score | Remission: MADRS total score ≤10  GH001 Led to 60.0% Response Rate and 57.5% Remission Rate at Day 8 vs 0% with Placebo in the Double-Blind Period  Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; NNT = Number needed to treat.  13  ****P<0.0001  2 Hours  Day 2  Day 8  Response Remission  GH001  Placebo  ****  NNT=2  ****  ****  NNT=2  ****  ****  NNT=2  ****  Response Remission  Response Remission  NNT=2  NNT=2  NNT=2

 14  Reduction in MADRS with GH001 in Double-Blind Part Reproduced in Placebo Group with Their First Active GH001 Treatment in the OLE  Abbreviations: BL = Baseline; D = Day; H = Hour; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension; SE = Standard error.  Double-Blind  Patients who received GH001 (n=40)  Open-Label Extension  First treatment of placebo group with GH001 (n=41)  Mean (±SE) MADRS Total Score  BL  2H  D2  D8  Mean (±SE) MADRS Total Score  BL  2H  D2  D8

 15  There Was a 73% Remission Rate at 6 Months in OLE Completers  aIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). bApproximately 6 months post-study start (median 168 days from Day 1 of double-blind part). cRemission defined as MADRS total score ≤10.   Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension.  Double-blind  n=40 patients who received GH001  OLE  n=63 OLE completersa  Day 8  Month 6b  Percentage of Patients in Remissionc  Patients who completed the OLE received a mean of four treatments across the 6 months (double-blind part and OLE), with 63.5% (40/63) requiring one to four treatments during the 6 months

 16  Remission Rate at 6 Monthsa in OLE Completersb  a‘6 Months’ or ‘Month 6’ (end of trial) was at approximately 6 months post-study start (median 168 days from Day 1 of double-blind part). bIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). cRemission defined as a MADRS total score ≤10.   Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension.  Of patients who had remission on Day 8 after their first GH001 treatment, 90% were in remission at 6 months  Initial Remitters  N=40  Initial Non-remitters  N=23  Percentage of Patients in Remissionc

 17  Overview of Adverse Events in the Open-Label Extension  aTEAEs were classified according to the Medical Dictionary of Regulatory Activities (MedDRA) Version 26.0.   Abbreviations: AESI = Adverse event of special interest; TEAE = Treatment-emergent adverse event.  Patients, n (%)  Overall (N=81)  Overview of Adverse Events  Any TEAEa  72 (88.9)  Maximum severity of TEAEs   Mild  28 (34.6)   Moderate  42 (51.9)   Severe  2 (2.5)  Treatment-related TEAEs  65 (80.2)  Serious TEAEs  1 (1.2)  Treatment-related serious TEAEs  0  TEAEs leading to discontinuation  1 (1.2)  AESIs  30 (37.0)  Death  0  TEAEsa Occurring in >10% of Patients  Overall  Treatment-related TEAE  Nausea  37 (45.7)  37 (45.7)  Paresthesia  31 (38.3)  31 (38.3)  Salivary hypersecretion  24 (29.6)  24 (29.6)  Headache  16 (19.8)  11 (13.6)  Muscle tightness  13 (16.0)  13 (16.0)  Feeling cold  12 (14.8)  11 (13.6)  Paresthesia oral  10 (12.3)  10 (12.3)  Upper respiratory tract infection  10 (12.3)  0  Anxiety  9 (11.1)  8 (9.9)

 18  GH001 Administration Was Well Tolerated in Patients with TRD up to 6 Months  aTwo severe treatment-related TEAEs were reported in the OLE; affect lability occurred shortly after administration of GH001 and resolved within 4 minutes and one event of migraine, considered a serious TEAE not related to treatment, started 73 days after the patient’s most recent (fourth) administration of GH001. bAssessed using the Clinical Assessment of Discharge Readiness.  Abbreviations: ECG = Electrocardiogram; OLE = Open-label extension; PT = Preferred term; SOC = System organ class; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.  During the OLE, TEAEs were observed in 72/81 (88.9%) patients and were mostly mild or moderatea; one non−treatment-related serious TEAE (migraine) was reported  No TEAEs of suicidal intent or suicidal behavior occurred  The median duration of psychoactive effects after GH001 administration was 11 minutes  Patients were deemed discharge-readyb by 1 hour post-dose at 99% of visits

 19  Conclusion  Abbreviations: IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.  The primary endpoint was met: GH001 administered as an IDR led to significant MADRS reduction from baseline to Day 8 (−15.5 vs placebo)  GH001 can maintain long-term remission in TRD, with 73.0% of patients who completed the OLE in remission at 6 months  GH001 was well tolerated during the 6-month OLE and no treatment-related SAEs or TEAEs of suicidal intent or suicidal behavior occurred

 20  GH001 Is Associated with Improved Self-Reported Maternal Functioning in Patients with Postpartum Depression and Rapid Elimination from Breastmilk   Kristina M. Deligiannidis, MD  Feinstein Institutes for Medical Research  Northwell Health  Manhasset, NY, USA

 We present data from this Phase 2a trial on antidepressant effects, maternal functioning, and safety in patients with PPD receiving GH001 as well as breastmilk concentrations of mebufotenin in lactating patients  PPD is defined as an MDE with onset of mood symptoms during pregnancy or within 4 weeks following delivery1  PPD is associated with adverse effects on maternal well-being and mother-infant relationships that can negatively impact infant development2  Breastfeeding is associated with positive maternal and infant physical and mental health outcomes3,4; however, women with depressive disorders may be concerned about initiating pharmacotherapy while breastfeeding5  The potential antidepressant effects and safety of GH001, a synthetic form of mebufotenin for pulmonary inhalation, were investigated in a Phase 2a, single-arm, open-label trial in patients with PPD  21  Background  Abbreviations: MDE = Major depressive episode; PPD = Postpartum depression.  1. American Psychiatric Association. Diagnostic and Statistical Manual of Mental Disorders. 5th ed. American Psychiatric Association; 2013. 2. Field T. Infant Behav Dev. 2010;33(1):1-6. 3. Palancı Ay Ö and Aktaş S. Health Care Women Int. 2024;45(2):236-250. 4. Modak A, et al. Cureus. 2023;15(10):e46730. 5. Fitelson E, et al. Int J Womens Health. 2011;3:1-14.

Trial Schematic



1-hour interval
Dose 3[a]
18 mg GH001
1-hour interval
Dose 2[a]
12 mg GH001
Patients with PPD N=10
Dose 1
6 mg GH001
Single-day IDR
Primary endpoint ΔMADRS
MADRS assessment
BL
2H
D2
Day −60 to Day −2
Screening
Day −1
Pre-dosing day
Day 1
MADRS
PK
BIMF
Safety
Day 2
MADRS
PK
Safety
Day 8
MADRS
PK
BIMF
Safety

This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing

[a]A second or third dose was administered if the previous dose was well tolerated according to the trial physician's judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose.

Abbreviations: BIMF = Barkin Index of Maternal Functioning; BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; PK = Pharmacokinetics; PPD = Postpartum depression.

22

 23  Eligibility Criteria  aConfirmed by the MINI.   Abbreviations: DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; MADRS = Montgomery–Åsberg Depression Rating Scale; MDD = Major depressive disorder; MINI = Mini-International Neuropsychiatric Interview; PPD = Postpartum depression.

Key Assessments

MADRS[1]	• **Primary endpoint:** change from baseline to Day 8 in MADRS total score • Total score range, 0–60 • Higher scores indicate more severe depression
BIMF[2]	• **Patient-centered self-report of maternal functioning** • Total score range, 0–120 • Higher scores indicate better functioning

PK in Breastmilk	• Concentrations were measured using LC-MS/MS in lactating patients:
	  • **Mebufotenin**
	  • **Bufotenin** (psychoactive metabolite)
	  • **5-MIAA** (non-psychoactive terminal metabolite)

Safety	• **Adverse events** were assessed throughout the trial

Abbreviations: 5-MIAA = 5-methoxyindole-3-acetic acid; BIMF = Barkin Index of Maternal Functioning; LC-MS/MS = Liquid chromatography with tandem mass spectrometry; MADRS = Montgomery–Åsberg Depression Rating Scale; PK = Pharmacokinetics.

1. Montgomery SA, Asberg M. *Br J Psychiatry*. 1979;134:382-9. 2. Barkin JL, et al. *J Womens Health (Larchmt)*. 2010 Dec;19(12):2239-46.

24

 25  Demographics and Baseline Clinical Characteristics  an=8 patients.  Abbreviations: BIMF = Barkin Index of Maternal Functioning; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; SD = Standard deviation.  N=10  Demographics  Sex, female, n (%)  10 (100)  Age, years, mean (SD)  31.6 (5.2)  Ethnicity, n (%)  Hispanic or Latino  1 (10.0)  Not Hispanic or Latino  9 (90.0)  Race, n (%)  White  9 (90.0)  Black or African American  1 (10.0)  Parity, mean (SD)  2 (1.0)  Baseline Disease Characteristics  Duration of current MDE, weeks, mean (SD)  30.9 (12.9)  MADRS total score, mean (SD)  36.7 (4.8)  BIMF total score, mean (SD)a  68.8 (15.6)

 26  Primary Endpoint: GH001 Was Associated with Significant Reductions from Baseline on Day 8 in Mean MADRS Total Score in Patients with PPD  aSecondary efficacy endpoint.   Abbreviations: BL = Baseline; H = Hours; MADRS = Montgomery–Åsberg Depression Rating Scale; PPD = Postpartum depression; SD = Standard deviation.  At Day 8  All patients were in remission (MADRS total score ≤10)  ****P<0.0001 vs BL  BL  Primary endpoint  ****  2Ha  Day 2a  Day 8  ****  ****  −  −  −  −  −  −  −  −  −

 27  Primary Endpoint: GH001 Led to Substantial Reduction from Baseline on Day 8 in MADRS Total Score in All Patients with PPD  Individual patient data are plotted in the figure, with each color representing 1 patient. bSecondary efficacy endpoint.   Abbreviations: BL = Baseline; H = Hours; MADRS = Montgomery–Åsberg Depression Rating Scale; PPD = Postpartum depression; SD = Standard deviation.  Remission (MADRS total score ≤10)  0  5  10  15  20  25  30  35  40  45  50  MADRS Total Score in Individual Patients  BL  2Hb  Day 2b  Day 8  At Day 8  Mean (SD) reduction from baseline: −35.4 (5.5); P<0.0001  Primary endpoint

BIMF Total Score Improved by a Mean of 34.1 Points from Baseline on Day 8



Better maternal functioning
Mean (±SD) BIMF Total Score
120.0
100.0
80.0
60.0
40.0
20.0
0.0
***
68.8
100.7
Baseline (n=8)
Day 8 (n=9)
56% improvement in maternal functioning with GH001
***P<0.001 vs BL

Improvement from baseline was observed in 6 of 7 BIMF domains on Day 8

Abbreviations: BL = Baseline; BIMF = Barkin Index of Maternal Functioning; SD = Standard deviation.

28

Mebufotenin and its Metabolites Were Rapidly Eliminated from Breastmilk

Of the four lactating patients, three received GH001 6+12 mg and one received GH001 6+12+18 mg as part of the IDR

	GH001 6+12 mg (n=3)						GH001 6+12+18 mg (n=1)					
	Pre-dose Day 1	1 h post-dose[a]	2.5 h post-dose[a]	~8 h post-dose[a]	Day 2	Day 8	Pre-dose Day 1	1 h post-dose[a]	2.5 h post-dose[a]	~8 h post-dose[a]	Day 2	Day 8
Mebufotenin, ng/mL												
Median (range)	BLQ (BLQ–BLQ)	2.2 (0.2–3.1)	0.3 (BLQ–0.6)	BLQ (BLQ–0.04)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ	1.5	0.3	BLQ	BLQ	BLQ
Bufotenin, ng/mL (psychoactive)												
Median (range)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ (BLQ–BLQ)	BLQ	BLQ	BLQ	BLQ	BLQ	BLQ
5-MIAA, ng/mL (non-psychoactive)												
Median (range)	BLQ (BLQ–BLQ)	15.4 (13.9–28.5)	12.8 (8.1–13.2)	0.4 (BLQ–0.9)	0.04 (0.03–0.2)	BLQ (BLQ–BLQ)	BLQ	25.1	13.5	0.1	BLQ	BLQ

[a]Time after final dose on Day 1.
Abbreviations: 5-MIAA = 5-methoxyindole-3-acetic acid; BLQ = Below the limit of quantitation; H = Hour; IDR = Individualized dosing regimen.

29

 Safety Summary  30  Patients, n (%)  Overall (N=10)  Overview of Adverse Events  Any TEAE  8 (80.0)   Mild  7 (70.0)   Moderate  1 (10.0)   Severe  0  Treatment-related TEAEs  7 (70.0)  Serious TEAE  0  Death  0  TEAEs by Preferred Term  Headache  5 (50.0)  Abdominal pain  1 (10.0)  Nausea  1 (10.0)  Vomiting   1 (10.0)  Diarrhea  1 (10.0)  Dizziness  1 (10.0)  Dysgeusia  1 (10.0)  Tachycardia  1 (10.0)  Paresthesia  1 (10.0)  All patients were deemed ready for discharge within the same day of dosing  Abbreviation: TEAE = Treatment-emergent adverse event.

 Conclusions  31  In adult patients with PPD enrolled in this open-label trial, GH001 as an IDR was associated with significant reduction in MADRS total score from baseline to Day 8  Improvements were observed across BIMF domains of self-reported maternal functioning  Mebufotenin and its metabolites (bufotenin and 5-MIAA) were rapidly eliminated from breastmilk  GH001 was generally well tolerated in patients with PPD  Abbreviations: 5-MIAA = 5-methoxyindole-3-acetic acid; BIMF = Barkin Index of Maternal Functioning; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; PPD = Postpartum depression.

 32  Rapid Improvement in Anhedonia Following GH001 Treatment in Patients with Treatment-Resistant Depression, Postpartum Depression, and Bipolar II Disorder and a Current Major Depressive Episode  Roger S. McIntyre, MD, FRCPC  Department of Psychiatry  University of Toronto  Toronto, ON, Canada

 Anhedonia is a core symptom of MDD, characterized by a lack of enjoyment from and engagement in life’s experiences, and a deficit in the ability to feel pleasure1  In patients with MDD, anhedonia at baseline is often a predictor of TRD2   Anhedonia is also associated with suicidality,3,4 poor quality of life,5 and functional impairment5  Improvement in anhedonia symptoms in patients with MDD has been correlated with improvements in physical, psychological, and social functioning and quality of life6,7  Safety and efficacy of GH001 were investigated in three patient populations:   One Phase 2b trial in patients with TRD  Two Phase 2a trials: one in patients with PPD and one in patients with BDII and a current MDE (BDII + MDE)  In each of the trials, GH001 has demonstrated a rapid onset of antidepressant effects and a favorable safety profile   This analysis examined the effect of treatment with GH001 on anhedonia in patients with TRD, PPD, or   BDII + MDE in these three trials  33  Background  Abbreviations: BDII = Bipolar II disorder; MDD = Major depressive disorder; MDE = Major depressive episode; PPD = Postpartum depression; TRD = Treatment-resistant depression.   1. American Psychiatric Association. Diagnostic and Statistical Manual of Mental Disorders. 5th ed. American Psychiatric Association; 2013. 2. McIntyre RS, et al. World Psychiatry. 2023;22(3):394-412. 3. Gillies ES, et al. Psychiatr Res. 2023;158:209-215. 4. Ballard ED, et al. J Affect Disord. 2017;218:195-200. 5. Wong S, et al. J Affect Disord. 2024;356:684-698. 6. Cao B, et al. Front Psychiatry. 2019;10:17. 7. McIntyre RS, et al. J Affect Disord. 2024;363:430-435.

Trial Schematics

Phase 2b TRD Trial



1-hour interval
Dose 3
18 mg GH001
1-hour interval
Dose 2
12 mg GH001
Dose 1
6 mg GH001
Single-day IDR
GH001 IDR
Double-
Blind Part
OLE[a]
Up to five GH001 IDR re-treatments
R 1:1
N=81
Placebo IDR
BL 2H D2
D8
D1 D2
D8
M6
MADRS assessment

Key Eligibility Criteria

Adult patients with recurrent or single MDD episode with current episode of ≤2 years, HAM-D-17 total score ≥20, and nonresponse to ≥2 and ≤5 oral antidepressant treatments[b]

Phase 2a PPD Trial



1-hour interval
Dose 3
18 mg GH001
1-hour interval
Dose 2
12 mg GH001
Dose 1
6 mg GH001
Single-day IDR
GH001 IDR
N=10
BL 2H
D2
D8
D1
D2
D8
MADRS assessment

Key Eligibility Criteria

Women aged 18–45 years with MDD with peri-partum onset[c] and MADRS total score ≥28 at baseline

Phase 2a BDII + MDE Trial



1-hour interval
Dose 3
18 mg GH001
1-hour interval
Dose 2
12 mg GH001
Dose 1
6 mg GH001
Single-day IDR
GH001 IDR
N=6
BL 2H
D2
D8
D1
D2
D8
MADRS assessment

Key Eligibility Criteria

Adult patients with BDII[d] and a current MDE, MADRS total score ≥24, and YMRS total score ≤8 at baseline

[a]In the TRD trial, during the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6, and also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment; MADRS assessment was performed at each visit. [b]MDD episode (per DSM-5 criteria) without psychotic features, current MDE confirmed by the MINI and validated based on the MGH-SAFER criteria interview; nonresponse to antidepressant treatments assessed using the MGH-ATRQ. [c]Per MINI diagnostic criteria. [d]Per DSM-5 diagnostic criteria.

Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; H = Hour; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; IDR = Individualized dosing regimen; M = Month; MADRS = Montgomery–Åsberg Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; MINI = Mini-International Neuropsychiatric Interview; OLE = Open-label extension; PPD = Postpartum depression; R = Randomization; TRD = Treatment-resistant depression; YMRS = Young Mania Rating Scale.

34

Trial Schematics

Phase 2b TRD Trial



1-hour interval
1-hour interval
Dose 1
6 mg GH001
Dose 2
12 mg GH001
Dose 3
18 mg GH001
Single-day IDR
GH001 IDR
Double-Blind Part
R 1:1
N=81
Placebo IDR
OLE[a]
Up to five GH001 IDR re-treatments
BL 2H D2
D8
D1 D2
D8
M6
MADRS assessment

Key Eligibility Criteria

Adult patients with recurrent or single MDD episode with current episode of ≤2 years, HAM-D-17 total score ≥20, and nonresponse to ≥2 and ≤5 oral antidepressant treatments[b]



Phase 2a PPD Trial
GH001 IDR
N=10
D1
D2
D8
MADRS assessment
Key Eligibility Criteria
Women aged 18–45 years with MDD with peri-partum onset[c] and MADRS total score ≥28 at baseline
Phase 2a BDII + MDE

[a]In the TRD trial, during the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6, and also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment; MADRS assessment was performed at each visit. [b]MDD episode (per DSM-5 criteria) without psychotic features, current MDE confirmed by the MINI and validated based on the MGH-SAFER criteria interview; nonresponse to antidepressant treatments assessed using the MGH-ATRQ. [c]Per MINI diagnostic criteria. [d]Per DSM-5 diagnostic criteria.

Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; H = Hour; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; IDR = Individualized dosing regimen; M = Month; MADRS = Montgomery–Åsberg Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; MINI = Mini-International Neuropsychiatric Interview; OLE = Open-label extension; PPD = Postpartum depression; R = Randomization; TRD = Treatment-resistant depression; YMRS = Young Mania Rating Scale.

35

Trial Schematics

Phase 2b TRD Trial



1-hour interval
1-hour interval
Dose 1
6 mg GH001
Dose 2
12 mg GH001
Dose 3
18 mg GH001
Single-day IDR
GH001 IDR
Double-
Blind Part
OLE[a]
Up to five GH001 IDR re-treatments
R 1:1
N=81
Placebo IDR
BL 2H D2
D8
D1 D2
D8
M6
MADRS assessment

Key Eligibility Criteria

Adult patients with recurrent or single MDD episode with current episode of ≤2 years, HAM-D-17 total score ≥20, and nonresponse to ≥2 and ≤5 oral antidepressant treatments[b]

Phase 2a PPD Trial



1-hour interval
1-hour interval
Dose 1
6 mg GH001
Dose 2
12 mg GH001
Dose 3
18 mg GH001
Single-day IDR
GH001 IDR
N=10
BL 2H
D2
D8
D1
D2
D8
MADRS assessment

Key Eligibility Criteria

Women aged 18–45 years with MDD with peri-partum onset[c] and MADRS total score ≥28 at baseline

Phase 2a BDII + MDE Trial



1-hour interval
1-hour interval
Dose 1
6 mg GH001
Dose 2
12 mg GH001
Dose 3
18 mg GH001
Single-day IDR
GH001 IDR
N=6
BL 2H
D2
D8
D1
D2
D8
MADRS assessment

Key Eligibility Criteria

Adult patients with BDII[d] and a current MDE, MADRS total score ≥24, and YMRS total score ≤8 at baseline

[a]In the TRD trial, during the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6, and also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment; MADRS assessment was performed at each visit. [b]MDD episode (per DSM-5 criteria) without psychotic features, current MDE confirmed by the MINI and validated based on the MGH-SAFER criteria interview; nonresponse to antidepressant treatments assessed using the MGH-ATRQ. [c]Per MINI diagnostic criteria. [d]Per DSM-5 diagnostic criteria.

Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; H = Hour; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; IDR = Individualized dosing regimen; M = Month; MADRS = Montgomery–Åsberg Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; MINI = Mini-International Neuropsychiatric Interview; OLE = Open-label extension; PPD = Postpartum depression; R = Randomization; TRD = Treatment-resistant depression; YMRS = Young Mania Rating Scale.

36

Trial Schematics


Phase 2b TRD Trial
Phase 2a PPD Trial
1-hour interval
Dose 1
6 mg GH001
Dose 2
12 mg GH001
Dose 3
18 mg GH001
Single-day IDR
GH001 IDR
N=10
BL 2H
D2
D8
D1
D2
D8
MADRS assessment
Key Eligibility Criteria
Women aged 18–45 years with MDD with peri-partum onset[c] and MADRS total score ≥28 at baseline

Phase 2a BDII + MDE Trial


1-hour interval
Dose 3
18 mg GH001
1-hour interval
Dose 2
12 mg GH001
Dose 1
6 mg GH001
Single-day IDR
GH001 IDR
N=6
BL 2H
D2
D8
D1
D2
D8
MADRS assessment

Key Eligibility Criteria
Adult patients with BDII[d] and a current MDE, MADRS total score ≥24, and YMRS total score ≤8 at baseline

[a]In the TRD trial, during the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6, and also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment; MADRS assessment was performed at each visit. [b]MDD episode (per DSM-5 criteria) without psychotic features, current MDE confirmed by the MINI and validated based on the MGH-SAFER criteria interview; nonresponse to antidepressant treatments assessed using the MGH-ATRQ. [c]Per MINI diagnostic criteria. [d]Per DSM-5 diagnostic criteria.

Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; H = Hour; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; IDR = Individualized dosing regimen; M = Month; MADRS = Montgomery–Åsberg Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; MINI = Mini-International Neuropsychiatric Interview; OLE = Open-label extension; PPD = Postpartum depression; R = Randomization; TRD = Treatment-resistant depression; YMRS = Young Mania Rating Scale.

37

 The MADRS 5-item anhedonia subscale1 includes the following MADRS items:  Score range, 0−30; lower scores indicate less severe anhedonia  Clinically meaningful improvement in anhedonia has been reported as an MCIC of –4.6 to –5.5 points based on a published analysis of patients with MDD2  38  Anhedonia Assessment  MADRS 5-item anhedonia subscale  Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder.  1. Cao B, et al. Front Psychiatry. 2019;10:17. 2. McIntyre RS. J Affect Disord. 2024;363:430-435.  Item 1   Apparent sadness  Item 2   Reported sadness  Item 6   Concentration difficulties  Item 7   Lassitude  Item 8   Inability   to feel

 39  Baseline Characteristics and Disposition  Abbreviations: BDII = Bipolar II disorder; BMI = Body mass index; CGI-S = Clinical Global Impression-Severity; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; OLE = Open-label extension; PPD = Postpartum depression; SD = Standard deviation; TRD = Treatment-resistant depression.  TRD Trial  N=81  PPD Trial  N=10  BDII + MDE Trial  N=6  Baseline Demographics  Age, years, mean (SD)  42.8 (11.2)  31.6 (5.2)  44.2 (9.3)  Sex, female, n (%)  46 (56.8)  10 (100)  4 (66.7)  Race, n (%)  White  81 (100)  9 (90)  6 (100)  Black or African American  0  1 (10)  0  BMI, mean (SD), kg/m2  26.2 (5.5)  27.6 (6.6)  24.8 (5.0)  Baseline Disease Characteristics  MADRS total score, mean (SD)  28.6 (5.0)  36.7 (4.8)  32.0 (5.1)  Anhedonia subscale score, mean  17.5  20.8  19.2  CGI-S score, mean (SD)  4.9 (0.7)  4.8 (0.8)  5.0 (0.89)  Number of MDEs, mean (SD)  2.1 (1.3)  1.3 (1.3)  14.0 (12.4)  Duration of current MDE, weeks, mean (SD)  57.1 (78.4)  30.9 (12.9)  20.8 (22.7)  Disposition  Completed trial, n (%)  ‒  10 (100)  6 (100)  Double-blind part  81 (100)  ‒  ‒  OLE part  63 (77.8)  ‒  ‒

 40  Patients with TRD Who Received Double-Blind Treatment with GH001 Had Rapid and Clinically Meaningfula Improvements in MADRS Anhedonia Scores  aClinically meaningful improvement in anhedonia has been reported as an MCIC of –4.6 to –5.5 points based on an analysis of patients with MDD.1   Abbreviations: BL = Baseline; D = Day; MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder; SD = Standard deviation; TRD = Treatment-resistant depression.   1. McIntyre RS. J Affect Disord. 2024;363:430-435.  Mean (±SD) Change from Baseline in MADRS Anhedonia Subscale Score  BL  D1  D2  D8  MADRS Anhedonia Subscale Score  MCIC for MADRS anhedonia subscale  MADRS Anhedonia Subscale Item Scores  Apparent  sadness  Reported  sadness  Concentration  difficulty  Lassitude  Inability   to feel  Mean (SD) Change from Baseline at Day 8  ****  ****P<0.0001 vs placebo  ****  ****  ****  ****  ****  ****  ****

 41  aClinically meaningful improvement in anhedonia has been reported as an MCIC of –4.6 to –5.5 points based on an analysis of patients with MDD.1   Abbreviations: BL = Baseline; MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder; OLE = Open-label extension; SD = Standard deviation; TRD = Treatment-resistant depression.   1. McIntyre RS. J Affect Disord. 2024;363:430-435.  In OLE completers (n=63), mean (SD) change from baseline in MADRS anhedonia subscale score  was −12.2 (4.9) at Month 6 (P<0.0001)  MADRS Anhedonia Subscale Item Scores  Among Patients Who Completed the TRD Study OLE (n=63), Clinically Meaningfula Improvement in MADRS Anhedonia Score Was Maintained at Month 6  Mean (SD) Change from Baseline at Month 6 in OLE Completers  Apparent  sadness  Reported  sadness  Concentration  difficulty  Lassitude  Inability   to feel  ****  ****  ****  ****  ****  ****P<0.0001 vs BL

 42  In Patients with PPD, Clinically Meaningfula Improvement in MADRS Anhedonia Score was Observed at Each Assessment  aClinically meaningful improvement in anhedonia has been reported as an MCIC of –4.6 to –5.5 points based on an analysis of patients with MDD.1   Abbreviations: BL = Baseline; D = Day; MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder; PPD = Postpartum depression; SD = Standard deviation.   1. McIntyre RS. J Affect Disord. 2024;363:430-435.  MADRS Anhedonia Subscale Score  MADRS Anhedonia Subscale Item Scores  BL  D1  D2  D8  Mean (SD) Change from Baseline at Day 8  ****P<0.0001 vs BL  ****  ****  ****  ****  ****  Mean (±SD) Change from Baseline in MADRS Anhedonia Subscale Score  MCIC for MADRS anhedonia subscale  ****  Apparent  sadness  Reported  sadness  Concentration  difficulty  Lassitude  Inability   to feel

 Patients with BDII + MDE had Clinically Meaningfula Improvement in MADRS Anhedonia Score at Day 8 Post-Dose  BL  D1  D2  D8  MADRS Anhedonia Subscale Score  MADRS Anhedonia Subscale Item Scores  Mean (±SD) Change from Baseline in MADRS Anhedonia Subscale Score  aClinically meaningful improvement in anhedonia has been reported as an MCIC of –4.6 to –5.5 points based on an analysis of patients with MDD.1   Abbreviations: BDII = Bipolar II disorder; BL = Baseline; D = Day; MADRS = Montgomery–Åsberg Depression Rating Scale; MCIC = Minimal clinically important change; MDD = Major depressive disorder; MDE = Major depressive episode; SD = Standard deviation.   1. McIntyre RS. J Affect Disord. 2024;363:430-435.  Mean (SD) Change from Baseline at Day 8  MCIC for MADRS anhedonia subscale  *P<0.05 vs BL  *  *  *  *  *  *  43  Apparent  sadness  Reported  sadness  Concentration  difficulty  Lassitude  Inability   to feel

GH001 was Well Tolerated in Patients with TRD, PPD, or BDII + MDE

- No treatment-related serious TEAEs were reported across the TRD, PPD and BDII + MDE trials[a]

- In all three trials, TEAEs were mostly mild or moderate in severity

- The most common TEAE in patients treated with GH001 was nausea in the double-blind (17/40 [42.5%]) and OLE (37/81 [45.7%]) parts of the TRD trial; headache was the most common TEAE in the PPD (5/10 [50.0%]) and BDII + MDE (3/6 [50.0%]) trials; no TEAEs of of flashbacks were observed

- No TEAEs of suicidal intent or suicidal behavior occurred in any of the trials

- In the TRD trial, the median duration of psychoactive effects after GH001 administration was 11 minutes and patients were deemed discharge-ready by 1-hour post-dose at 99% of visits

[a]TEAEs were observed in 29/40 (72.5%) patients who received GH001 in the double-blind part of the TRD trial and 72/81 (88.9%) patients in the OLE, 8/10 (80.0%) in the PPD trial, and 5/6 (83.3%) in the BDII + MDE trial.
Abbreviations: BDII = Bipolar II disorder; MDE = Major depressive episode; OLE = Open-label extension; PPD = Postpartum depression; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.

44

Abbreviations: BDII = Bipolar II disorder; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; OLE = Open-label extension; PPD = Postpartum depression; TRD = Treatment-resistant depression.   45  Conclusion  The presented trials investigating GH001 for the treatment of TRD, PPD, and BDII + MDE demonstrated rapid reductions in MADRS anhedonia subscale scores  Improvements in anhedonia subscale scores were clinically meaningful across each of the depressive disorders at Day 8 and were maintained at Month 6 in the OLE of the TRD trial  Mean reductions were observed in scores for all five items included in the anhedonia subscale  GH001 was generally well tolerated in patients with TRD, PPD, or BDII + MDE  These findings suggest that GH001 improves patients’ ability to feel pleasure and engage in activities and may improve overall functioning

 46  Acknowledgments  These trials were sponsored by GH Research Ireland Limited  The sponsor would like to thank the participants in the trials  The sponsor would also like to thank the investigators who conducted these trials  Under the guidance of the authors, medical writing and editorial support were provided by Brian Brennan, PhD, of GH Research, and Kathleen M. Dorries, PhD, of OPEN Health